Via EDGAR

January 16, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street N.E.

Washington, DC 20549

Attn:	Eric McPhee
Jennifer Monick

Re:	EQT Exeter Real Estate Income Trust, Inc.
Form 10-K for the year ended December 31, 2023
Form 10-Q for the quarterly period ended September 30, 2024
Response dated December 27, 2024
File No. 333-273163

Dear Mr. McPhee and Ms. Monick:

This letter sets forth the response of EQT Exeter Real Estate Income Trust, Inc. (the “Company”) to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the letter dated January 6, 2025, pertaining to the review of the Company’s filing of financial statements and related disclosures. We have included the Staff’s comments below, followed by the Company’s response thereto.

Form 10-Q for the quarterly period ended September 30, 2024

Notes to Consolidated Financial Statements (Unaudited)

3. Investment in Real Estate, page 10

1.	We note your response to our prior comment 1, and your assertion that no financial statements were required because the Nashville Property was a newly constructed property with nominal leasing history as the sole tenant lease had no rental payments payable under the lease (i.e., there was no revenue under the lease) until August 2024. In your response, you further state the lease commenced on February 7, 2024 but rental payments did not commence under the lease until August 1, 2024. Please address the following:

•	Please clarify for us when the lease commenced for the original lessor based on the application of ASC 842.
•	Please clarify for us when recognition of rental income began under ASC 842 for the original lessor.
•	To the extent the lease commenced and/or rental income was recorded on the lease prior to August 2024, please tell us how you determined the Nashville Property had a nominal leasing history.

Response: Based on information obtained during the Company’s due diligence related to the acquisition of the Nashville Property, we believe the lease commencement date for the original lessor of the Nashville Property, as determined under the provisions of ASC 842, would be February 7, 2024. This is the date that we understand the lessee obtained control of the underlying asset, as defined by ASC 842-10-15-2. In accordance with ASC 842, the recognition of rental income by the original lessor would have begun on the lease commencement date, February 7, 2024. Consistent with the requirements outlined in ASC 842-30-25-1, rental income is recognized when the lessee obtains control of the underlying asset, and the lease term commences.

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 16, 2025

However, the Company based the financial statement analysis on Section 2330.10 of the Staff’s Financial Reporting Manual (the “FRM”), which provides as follows:

2330.10 Exception for Properties with No or Nominal Leasing History (Last updated: 3/31/2013) Where a registrant acquires a property that does not have a leasing history, such as a previously owner-occupied or newly constructed property, financial statements of the property are not required. Where the leasing history is less than three months, financial statements of the property are not required. See Section 2340 with respect to triple net leased properties.

“Leasing history” is not a term explicitly defined or codified within U.S. Generally Accepted Accounting Principles or by the Financial Accounting Standards Board. The Company believes that Section 2330.10 of the FRM was meant to reflect a policy position that financial statements of newly constructed properties with less than three months of leasing history would be of little value to investors. In this context, the Company believes leasing history refers to actual operating activity indicative of future operating results. As noted in the Company’s December 27, 2024 response letter, during the period from February 7, 2024 through August 1, 2024, the tenant was responsible for paying only limited expenses for taxes, insurance, and certain operational expenses and no actual rental payments were made due to the free rent period. The Company further notes that as of January 16, 2025, the tenant had yet to take physical occupancy of the space as the tenant continues to complete significant tenant improvements at the property. As such, property operating expenses are not yet reflective of actual expenses once the tenant takes physical occupancy of the property. Under these facts, the Company does not believe pre-acquisition financial statements would provide meaningful information to investors, and the Company respectfully submits that the omission of financial statements in reliance on Section 2330.10 of the FRM was appropriate given that, at the time of acquisition, the tenant was not yet physically occupying the property and operating expenses were unrepresentative of expected future operations.

Additionally, the Nashville Property is 100% leased to a single tenant, Shoals Technologies Group, LLC (“Shoals LLC”), pursuant to a triple net lease that requires Shoals LLC to pay the costs normally associated with ownership of a property, such as property taxes, insurance, utilities and maintenance costs. As disclosed in Supplement No. 8 (“Supplement No. 8”) contained in Post-Effective Amendment No. 8 to Company’s Registration Statement on Form S-11 (Registration No. 333-273163), filed with the SEC on October 23, 2024, the obligations of Shoals LLC under its lease with the Company are guaranteed by its parent, Shoals Technologies Group, Inc. (“Shoals Inc.”), a public company that is subject to the filing requirements of the Securities Exchange Act of 1934, as amended. Supplement No. 8 also discloses the availability of Shoals Inc.’s annual and interim financial statements on the SEC’s website. See Appendix A hereto for the “Significant Tenant” disclosure included in Supplement No. 8 at page S-6. Given that the Nashville Property is triple net leased to Shoals LLC, Shoals Inc. is providing a guaranty of its subsidiaries’ obligations under the lease and the financial statements of Shoals Inc. are publicly available on the SEC’s website, the Company submits that the relevant financial information is available to investors.

Separate and apart from the analysis under Section 2330.10 of the FRM, applying the significance test for registrants conducting a continuous offering pursuant to Item 20.D. Undertakings of Industry Guide 51, the Company concluded that no financial statements were required for the Nashville Property pursuant to Rule 8-06 and Rule 8-05 because the Nashville Property did not exceed 20% of the Company’s total assets as of the date of acquisition (excluding the acquired asset) plus the proceeds (net of commissions) in good faith expected to be raised by the Company in its registered offering over the next 12 months.

1 Rule 11-01(b)(4) of Regulation S-X provides that when a registrant “conducts a continuous offering over an extended period of time and applies Item 20.D. Undertakings of Industry Guide 5,” the registrant measures the significance of an acquisition during the distribution period using a denominator that is equal to the registrant’s total assets as of the date of acquisition (excluding the acquired asset) plus the proceeds (net of commissions) in good faith expected to be raised by the registrant in its registered offering over the next 12 months.

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 16, 2025

12. Subsequent Events, page 20

2.	We note your disclosure of your acquisition of the Washington Building on October 16, 2024. Please tell us how you determined it was unnecessary to provide audited financial statements and pro forma financial information for this acquired entity. Refer to Rule 8-05 and Rule 8-06 of Regulation S-X.

Response: The Company acquired the Washington Property on October 16, 2024 for a purchase price of approximately $81.5 million, exclusive of closing costs. The Company funded the acquisition of the Washington Property with proceeds from debt financing and the sale of Class E units of the Company’s operating partnership to an affiliate of the Company’s sponsor. Applying the significance test for registrants conducting a continuous offering pursuant to Item 20.D. Undertakings of Industry Guide 5, the Company determined no financial statements were required because the Washington Property did not exceed 20% of the Company’s total assets as of the date of acquisition (excluding the acquired asset) plus the proceeds (net of commissions) in good faith expected to be raised by the Company in its registered offering over the next 12 months.

We would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact Carrie Hartley by email at carrie.hartley@us.dlapiper.com or by phone at (919) 786-2007 with any questions or additional comments.

Sincerely,

EQT Exeter Real Estate Income Trust, Inc.

By:	/s/ J. Peter Lloyd
Name:	J. Peter Lloyd
Title:	Chief Financial Officer

cc:	Robert H. Bergdolt, DLA Piper LLP (US)
Carrie Hartley, DLA Piper LLP (US)

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 16, 2025

Appendix A

Significant Tenants

As of October 23, 2024, we had a concentration of credit risk related to the following tenant leases that represented more than 10% of our annualized base rent:

					Annualized Base Rent Statistics
Tenant	Property	Tenant Industry	Square Feet	% of Portfolio Rentable Sq. Ft. Leased	Annualized Base Rent(1) (in thousands)	% of Portfolio Annualized Base Rent	Annualized Base Rent per Square Foot(2)	Lease Expiration(3)
Amazon.com Services LLC	Middletown Property	E-commerce	1,219,021	49%	$11,130	35%	$9.13	10/31/2034
Amazon.com Services LLC	Washington Property	E-commerce	202,464	8%	$10,909	35%	$53.88	04/30/2036
Shoals Technologies Group, LLC	Nashville Property	Renewable energy	638,330	25%	$5,742	18%	$9.00	10/31/2035
GAF Energy LLC	Georgetown Property	Renewable energy	449,642	18%	$3,809	12%	$8.47	11/30/2033

(1) Annualized base rent represents annualized contractual base rental income as of October 23, 2024, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.

(2) Average annualized base rent per square foot is calculated as the annualized base rent divided by the leased rentable square feet.

(3) Represents the expiration date of the lease as of October 23, 2024 and does not take into account any tenant renewal or termination options.

As of October 23, 2024, the leases with Amazon.com Services LLC represent approximately 70% of our portfolio annualized base rent and the lease with Shoals Technologies Group, LLC represents approximately 18% of our portfolio annualized base rent. The obligations of Amazon.com Services LLC under its leases with us are guaranteed by its parent, Amazon.com, Inc. (“Amazon”). The obligations of Shoals Technologies Group, LLC under its lease with us are guaranteed by its parent, Shoals Technologies Group, Inc. (“Shoals”). Both Amazon and Shoals are public companies that are subject to the filing requirements of the Securities and Exchange Act of 1934, as amended. Amazon and Shoals are required to file their audited financial statements in their Annual Reports on Form 10-K and their unaudited interim financial statements in their Quarterly Reports on Form 10-Q, which can be found on the SEC’s website at www.sec.gov. Reference to Amazon’s and Shoals’ filings with the SEC is solely for the information of investors. Amazon’s and Shoals’ filings with the SEC should not be considered a part of or as incorporated by reference in this Prospectus or the registration statement of which this Prospectus is a part.